September 21, 2012

VIA EDGAR AND US MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aventine Renewable Energy Holdings, Inc. request to withdraw Registration Statement on Form S-4, File No. 333-169306

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aventine Renewable Energy Holdings, Inc., a Delaware corporation (the “Company”), and the additional registrant guarantors listed on Annex A hereto (together with the Company, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-4, filed September 10, 2010 (File No. 333-169306) (together with all exhibits, collectively, the “Registration Statement”).

The Registrants believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement.

Please provide Mr. Ackneil M. Muldrow, III of Akin Gump Strauss Hauer & Feld LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Mr. Muldrow’s facsimile number is (212) 872-1002. If you have any questions regarding this application for withdrawal, please call Mr. Muldrow at (212) 872-1064.

[Signature page follows.]

Sincerely,
AVENTINE RENEWABLE ENERGY HOLDINGS, INC. and each of the entities listed on Annex A

By:	/s/ Calvin Stewart
Name: Calvin Stewart
Title: Chief Financial Officer and Treasurer(1)

(1)  Calvin Stewart has signed this letter as Chief Financial Officer of Aventine Renewable Energy Holdings, Inc. and as Treasurer of each of the entities listed on Annex A.

[Signature Page to the Form S-4 Registration Statement Withdrawal Request]

ANNEX A

Additional Registrant Guarantors

1.               Aventine Renewable Energy, Inc., a Delaware corporation

2.               Aventine Renewable Energy—Aurora West, LLC, a Delaware limited liability company

3.               Aventine Renewable Energy—Mt Vernon, LLC, a Delaware limited liability company

4.               Aventine Power, LLC, a Delaware limited liability company

5.               Nebraska Energy, L.L.C., a Kansas limited liability company